Exhibit 99.1

Lufax Holding Ltd Announces Proposed Dual Primary Listing on The Stock Exchange of Hong Kong Limited

SHANGHAI, China, April 11, 2023 – Lufax Holding Ltd (“Lufax” or the “Company”) (NYSE: LU), a leading financial services enabler for small business owners in China, today announced the proposed dual primary listing of its ordinary shares, par value US$0.00001 per share (the “Shares”) by way of introduction on the Main Board of The Stock Exchange of Hong Kong Limited (the “HKEX”). The Company’s American depositary shares (the “ADSs”), every two representing one Share, will continue to be primarily listed and traded on the New York Stock Exchange (the “NYSE”).

The Listing Committee hearing in respect of the Company’s listing application to the HKEX was held on March 30, 2023 (Beijing/Hong Kong Time) and the Company received a letter of in-principle approval to the listing application from the HKEX on April 6, 2023 (Beijing/Hong Kong Time) for the dual primary listing of the Shares on the Main Board of the HKEX. The listing document relating to the proposed dual primary listing of the Shares by way of introduction on the Main Board of the HKEX (the “Listing Document”) has been published on the website of the HKEX on April 11, 2023 (Beijing/Hong Kong Time). Subject to the final listing approval from the HKEX, the Shares are expected to commence trading on the Main Board of the HKEX on April 14, 2023 (Beijing/Hong Kong Time) under the stock code “6623.” The Shares will be traded in board lots of 100 Shares. Upon the dual primary listing on the Main Board of the HKEX, the Shares listed on the Main Board of the HKEX will be fully fungible with the ADSs listed on the NYSE.

With respect to the proposed dual primary listing on the Main Board of the HKEX, J.P. Morgan Securities (Far East) Limited, Morgan Stanley Asia Limited and UBS Securities Hong Kong Limited are acting as the joint sponsors. In addition, the Company has appointed J.P. Morgan Broking (Hong Kong) Limited as the designated securities dealer and Morgan Stanley Hong Kong Securities Limited as the alternate designated securities dealer to carry out liquidity and other trading arrangements in good faith and on arm’s length terms with a view to contributing towards liquidity to meet demand for the Shares in Hong Kong and to maintain an orderly market for a period of 30 calendar days, commencing on April 14, 2023 (Beijing/Hong Kong Time).

This press release shall not constitute an offer to sell or the solicitation of an offer or an invitation to buy any securities of the Company, nor shall there be any offer or sale of the securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

In order to facilitate the investors with a more timely and cost-effective conversion process from ADSs to Shares trading in Hong Kong, the Company has arranged with its principal share registrar in the Cayman Islands and the Hong Kong share registrar for the removal of a portion of the underlying Shares represented by the ADSs from its principal share registrar in the Cayman Islands and transfer to the Hong Kong share register prior to the listing. Please refer to the section headed “Listings, Registration, Dealings and Settlement” of the Listing Document for further details.

About Lufax

Lufax is a leading financial services enabler for small business owners in China. The Company offers tailor-made financing products to small business owners and other high-quality borrowers to address their large unmet needs. In doing so, the Company has established relationships with over 550 financial institutions in China, many of which have worked with the Company for over three years. These financial institutions provide funding and credit enhancement for the loans the Company enables as well as other products to enrich the small business owner ecosystem that the Company is creating.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Lufax’s beliefs and expectations, are forward-looking statements. Lufax has based these forward-looking statements largely on its current expectations and projections about future events and financial trends, which involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. All information provided in this press release is as of the date of this press release, and Lufax does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Lufax Holding Ltd

Email: Investor_Relations@lu.com

ICR, LLC

Robin Yang

Tel: +1 (646) 308-0546

Email: lufax.ir@icrinc.com

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